

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Via E-mail
Mark D. Klein
Chairman, President and Chief Executive Officer
57th Street General Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re:** **57th Street General Acquisition Corp.**
> **Amendment No. 4 to Schedule TO-I**
> **Filed April 7, 2011**
> **File No. 005-85485**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. The representations on page 15 of our letter dated March 4, 2011 must be made by you, and not your counsel, and signed by your authorized officer. Accordingly, please provide such representations based on the foregoing requirements.

Exhibit 99(a)(1)(K) – Second Amended and Restated Offer to Purchase dated April 7, 2011

General

2. We note the statement at the outset of the Offer to Purchase that you do not recommend that shareholders tender if they support your proposed Merger. Please revise to explain why or remove this statement. As a related matter, where you state that tendering in the Offer will result in a failure to participate in the Merger, please explain why such consequence will occur and why it is undesirable.

3. In each instance in which you state that funds from the Trust Account will be used to purchase the Common Shares tendered in the Offer, pay the Cash Consideration, pay transaction expenses and maintain the required amount of working capital, please also disclose, if correct, that you will also need to rely on your cash and cash equivalents, in addition to the funds from the Trust Account, to make the foregoing payments. We note

that you have provided similar disclosure on page 8. Please also disclose the approximate amount of your cash and cash equivalents that is available.

4. We note that you appear to use each of the assumptions described below throughout the Offer to Purchase when disclosing your ownership. Please confirm to us if this is correct, and if it is, then please prominently disclose, either on the cover page or in "Summary Term Sheet and Questions and Answers" that the following assumptions apply to all disclosure in the Offer to Purchase with respect to your ownership.

- The Expense Shares are issued

- The Insider Warrant Exchange Shares are issued

- 150,000 Insider Shares are cancelled

- No securities are issued pursuant to the Incentive Plan

Summary Term Sheet and Questions and Answers, page 1

General, page 1

How is the Offer different from typical tender offers?, page 1

5. Please revise the third sentence here and elsewhere where this disclosure appears to explain to readers how tendering shares in the Offer will inhibit your ability to consummate the Merger.

6. Please revise the fourth sentence to state, if correct, that you will only be able to consummate the Merger with Crumbs if no more than 1,803,607 Common Shares, instead of less than 1,803,607 Common Shares, are tendered in the Offer.

Why is the Offer for 1,803,607 Common Shares?, page 2

7. Please disclose that in your IPO prospectus you stated that you would consummate your initial business transaction only if holders of no more than 88% of your public shares elected to redeem their shares. Please also disclose the percentage of shares represented by 1,803,607 Common Shares.

8. Please disclose the exact amount of funds in your Trust Account and your cash and cash equivalents as of the latest practicable date that would be available to pay the Cash Consideration, pay transaction expenses and maintain the required amount of working capital. If such amount is greater than $18,000,000, then please disclose why you have decided to not tender for the number of Common Shares represented by such greater amount.

<u>Who are Crumbs and its Members?, page 3</u>

9. We note that Crumbs Inc. has executed the Business Combination Agreement as a Member. Accordingly, please disclose, if correct, that Crumbs Inc. is a Member of Crumbs and that Jason Bauer, Mia Bauer and Victor Bauer each hold a 33.33% ownership interest in Crumbs Inc.

<u>What is the Structure of the Merger and the Merger Consideration, page 3</u>

10. We note from the disclosure in the first risk factors on page 32 that 650,000 of the New Crumbs Class B Exchangeable Units and 65,000 of the 57th Street Series A Voting Preferred Stock will placed in escrow to satisfy the Members' indemnification obligations. Please disclose such fact in this question and answer and briefly describe whether such shares can be voted while they are held in escrow and when they will be released from escrow.

11. Please revise the alignment of the two bullets disclosing the specific amount of the Contingency Consideration and the paragraph immediately following such bullets.

12. Please revise the last paragraph, first sentence to state, if correct, that the voting and economic interest percentages disclosed in the organizational structure chart also assume no release from escrow of the 440,000 57th Street Series A Voting Preferred Stock.

13. Please confirm to us whether you and the "Existing Crumbs Owners" will hold the same percentage interests in Crumbs Holdings LLC as "57th Street Stockholders" and "Existing Crumbs Owners," respectively, will hold in you. If such interests are not the same, then please disclose such interests in the organizational structure chart. Please also revise the organizational chart to provide the number of shares represented by the percentages disclosed.

<u>How will 57th Street fund the payment for the Merger Consideration and the related merger expenses?, page 8</u>

14. Please disclose that a portion of the Merger Consideration consists of issuance of your Common Shares. Please also disclose that a portion of the merger expenses will be paid by issuance of the Expense Shares.

<u>What are the most significant conditions to the Offer?, page 8</u>

15. We note that the Offer is conditioned upon the Merger, in your reasonable judgment, being consummated no later than three business days after the expiration of the Offer. Please revise the Merger Condition to clarify that this condition will be satisfied or

waived prior to expiration, not three business days after expiration. Please also make a corresponding revision in "The Offer—Conditions of the Offer."

<u>Will there be a single controlling stockholder of 57th Street following the completion of the Merger?, page 9</u>

16. Please explain under what circumstances, or refer readers to your explanation that appears elsewhere, Members may be entitled to the Contingency Consideration.

<u>How will the Offer affect the number of Common Shares outstanding and the number of holders of 57th Street?, page 15</u>

17. We note your response to comment 21 in our letter dated March 4, 2010. The amount of 4,655,469 Common Shares does not appear to include exchange of 700,000 Liquidity Units into Common Shares as indicated in the parenthetical. Please revise accordingly.

18. The header to this question and answer implies that the discussion will be on the effects of the Offer. Please revise to clarify that the issuance of 4,050,000 New Crumbs Class B Exchangeable Units and 405,000 shares of 57th Street Series A Voting Preferred Stock and any issuance of the Contingency Consideration is part of the Merger Consideration and not the Offer.

19. We note your response to comment 22 in our letter dated March 4, 2010. Please disclose the total number of Common Shares that will be held by the Members if the Contingency Consideration is issued.

<u>Risk Factors, page 18</u>

<u>Risks Related to the Transaction, page 31</u>

20. Please add a new risk factor to disclose, if correct, that you will be a holding company after the Transaction and will need to rely on distributions from your operating subsidiaries to pay expenses and dividends. We also note the disclosure in the third paragraph, fourth sentence in "Related Agreements—Third Amended & Restated LLC Agreement" that you, as the sole holder of the New Crumbs Class A Voting Units, and the Members, as the sole holders of the New Crumbs Class B Exchangeable Units, will be entitled to pro rata distributions of net income from Crumbs Holdings LLC. Please also explain in such risk factor that the Members will be entitled to their pro-rata portion of any distributions from your operating subsidiaries before your public holders are entitled to such distributions.

<u>57th Street's working capital will be reduced.., page 31</u>

21. We note your response to comment 26 in our letter dated March 4, 2010. Please revise the tagline of, and add disclosure to, this risk factor to disclose that your working capital will also be reduced to the extent your cash and cash equivalents are lower than expected.

<u>57th Street's ability to request indemnification…, page 32</u>

22. Please explain to us how you determined that 650,000 New Crumbs Class B Exchangeable Units and 65,000 57th Street Series A Voting Preferred Stock represents 16.67% of the Equity Consideration.

<u>Information About the Companies, page 36</u>

<u>Information about 57th Street, page 36</u>

23. Please confirm that the disclosure in the third paragraph, first sentence of gross proceeds of $54.6 million from the sale of units in the IPO and of the Insider Warrants is correct. We note that you sold 5,456,300 units at $10 per unit and 3,700,000 Insider Warrants at $0.50 per Insider Warrant. Accordingly, gross proceeds from such sales should be approximately $56.4 million.

<u>Comparative Share Information, page 41</u>

24. We note your response to comment 28 in our letter dated March 4, 2011; however we are not able to reconcile 57th Street's book value per share of $7.91 or the consolidated pro forma book value per share (assuming no tender of common stock) of $3.89 using the amounts disclosed in footnote 2. Furthermore, we are not able to reconcile to the book value per share of Crumbs, $10.72, using the amounts in footnote 3. Please revise.

<u>The Transaction, page 42</u>

<u>Background of the Transaction, page 44</u>

25. We note your response to comment 30 in our letter dated March 4, 2010 and the statement that you engaged in due diligence with three companies, including Crumbs, and that one of such companies was eliminated in September 2010. Please disclose when you eliminated the other company as a potential acquisition target.

26. We note your response to comment 31 in our letter dated March 4, 2010, and we re-issue such comment. Please disclose the assumptions underlying such projections. We note your response and if you do not believe that investors should rely on such projections, then you may disclose your reasons for such belief.

27. Please disclose why you increased the Equity Consideration paid to the Members from 3.9 million New Crumbs Class B Exchangeable Units and 390,000 57th Street Series A Voting Preferred Stock to 4.05 million New Crumbs Class B Exchangeable Units and 405,000 57th Street Series A Voting Preferred Stock in connection with the amendment on April 7, 2011.

Certain Benefits of 57th Street's Directors and Officers and Others in the Transaction, page 49

28. Please disclose the market value of the 606,256 founder shares held by your Sponsor as of the latest practicable date.

The Business Combination Agreement, page 51

29. We note your response to comment 37 in our letter dated March 4, 2010 and the statement in the third paragraph, third sentence that subsequent developments or new information qualifying a representation or warranty "may have been" included in the Offer to Purchase. Please revise to state either that such developments or information have occurred and have been included in the Offer to Purchase or that no such developments or information have occurred.

Merger Consideration to be Delivered, page 52

30. Please disclose the exact number of shares that are Claim Shares.

Amendments to Business Combination Agreement, page 67

31. Please revise the disclosure in subpart (xiv). We note that disclosure elsewhere in the Offer to Purchase states that the Insider Warrants will be exchanged for Common Shares and not for cash. We also note that the timing for such exchange does not match the timing disclosed in "—Warrant Exchange and Insider Warrant Holder Lock Up Agreements."

Related Agreements, page 68

Registration Rights Agreement, page 69

32. We note that the 150,000 Insider Shares currently held in escrow will be cancelled pursuant to the Forfeiture Agreement. Please tell us if any Insider Shares will continue to be held in escrow after such 150,000 Insider Shares are cancelled. If no Insider Shares will continue to be held in escrow, then please explain to us why the Insider Shares' demand registration rights are based on such shares being released from escrow, as disclosed in the second paragraph, second sentence.

The Offer, page 76

Conditions to the Offer, page 84

33. We note the disclosure on page 9 that a condition to the Offer is that no proceeding challenging the Offer has been instituted. Please disclose such condition in this subsection.

Source and Amount of Funds, page 85

34. We note your response to comment 43 in our letter dated March 4, 2010 and the disclosure in the first bullet on page 85 that "[s]ubstantially all" of the aggregate consideration will be funded from cash available from the Trust Account. Please disclose how you intend to fund the remainder of the aggregate consideration and the fees and expenses related to the Offer. See Item 1007(a) of Regulation M-A.

Description of Securities, page 92

New Crumbs Units, page 96

35. We note your response to comment 46 in our letter dated March 4, 2010. Please disclose any restrictions on transfer with respect to the New Crumbs Class A Voting Units or the New Crumbs B Exchangeable Units, or confirm to us that no such restrictions exist. See Item 202(a)(1) of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information, page 137

36. We note your response to comment 55 in our letter dated March 4, 2011. Your response did not provide us a detailed analysis including the accounting literature you relied on, information on shareholder rights to approve and disapprove transactions, terminate board members, elect board members and amend the company charter and whether a super majority or majority vote was required as requested. Please provide a detailed response, supporting your treatment of the Merger as the recapitalization of Crumbs and your assertion that Crumbs owners will have voting and operating control.

37. We note your response to comment 56 in our letter dated March 4, 2011, which also cross references back to your response to comment 55, was primarily only responsive to the factors in FASB ASC 805-10-55-12(a) through 55-12(d). As previously requested please address all the factors in FASB ASC 805-10-55-11 through 55-15 and explain how each factor individually and in the aggregate supports your assertion that Crumbs is the acquirer.

38. We note the revised terms of the transaction provide that the 3,700,000 Insider Warrants would be exchanged for 370,000 Insider Warrant Exchange Shares. Please clearly

indicate this exchange was not included and disclose the terms and impact of the exchange.

39. We note you will treat the Contingent Consideration similar to a stock dividend when the shares are released from escrow. Please cite for us the specific accounting literature you are relying upon to support your treatment of the contingent consideration as a dividend. In this regard, please tell us what consideration was given to recognizing the fair value of the shares as a charge to income addressing whether this is a compensatory arrangement dependent on the continued employment of any of the individual Crumbs members.

Unaudited Pro Forma Consolidated Statement of Income, page 140

40. Please expand to include a footnote of the dollar amount and the nature of nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income statement within the 12 months succeeding the transaction as required by Rule11-02(b)(5) of Regulation S-X.

Unaudited Pro Forma Consolidated Balance Sheet, page 142

41. We note your response to comments 68 and 70 in our letter dated March 4, 2011. Please cite the specific accounting literature supporting your treatment of "deal expenses" incurred by 57th Street and deferred financing fees incurred by Crumbs as a deduction to paid in capital. In addition, please provide us an itemization of the amounts incurred, the nature of each expense, and a description of how the item relates directly to this transaction.

42. Please explain the difference in the deal expenses of $2,678,930 in footnote 1 and the $2,272,716 in deal expenses in footnote 12.

Management of 57th Street Following the Transaction, page 144

Classes of Directors, page 145

43. Please revise the disclosure in this section to match the disclosure elsewhere in the Offer to Purchase that you do not intend to have a classified board after the Transaction.

Beneficial Ownership of 57th Street Securities, page 148

44. Please confirm that each of Jason Bauer, Mia Bauer and Victor Bauer, in such person's individual capacity and not in such person's capacity as a shareholder of Crumbs Inc., will not own any Common Shares but will own approximately 8,976 shares of 57th Street Series A Voting Preferred Stock after the Transaction. If the current disclosure is accurate, then we note that the aggregate shares of 57th Street Series A Voting Preferred Stock owned by the Members does not equal 405,000 shares.

45. We note that Frederick Kraegel was not identified as a post-Transaction director in the Offer to Purchase dated February 22, 2011 but is identified in this filing of the Offer to Purchase. Please confirm to us whether the number of post-Transaction directors and executive officers includes Mr. Kraegel and the post-Transaction amount of Common Shares and approximate percentage of outstanding Common Shares include Mr. Kraegel's ownership.

Voting Interests of Existing 57th Street Stockholders Following the Transaction, page 151

46. Please revise the heading to this subsection, as the tables disclose more than simply the voting interests of your existing stockholders following the transaction.

47. The second and third tables appear to be more detailed disclosure of the scenarios presented in the second-to-last and last rows of the first table. Please note this fact in the first table and remove any assumptions disclosed in the second and third tables that have already been disclosed in the first table.

48. Please clarify what the Sponsor Contingency Consideration, as noted in footnote (3) to the first table, is or delete such reference.

49. We note the following issues with respect to the second table in this section.

- The sum of all stockholders' shares in the "Earn-Out Targets" column does not equal 4,400,000. Please revise.

- Victor Bauer's Aggregate Stock Ownership amount does not equal the sum of the amount he holds at Closing and his Earn-Out Targets amount. Please revise.

- It appears that you have assumed that 10,509,276 Common Shares are outstanding under the heading "Equity Consideration" and that 14,909,276 Common Shares are outstanding under the heading "Contingency Consideration" and "Aggregate Consideration." Accordingly, please revise the second paragraph following the table. Further, please explain to us how you determined that such amounts are the amounts outstanding for such scenarios. We note that you have 6,062,556 Common Shares currently outstanding; will issue 370,000 Insider Warrant Exchange Shares, 176,520 Expense Shares, and 4,050,000 Common Shares as part of the Equity Consideration; and will cancel 150,000 Insider Shares.

50. We note that the headings "Equity Consideration" and "Contingency Consideration" do not appear in the third table. Accordingly, please revise the second paragraph to the third table or the headings to the third table.

51. We note that, in the fourth and fifth tables, the percentage ownership in the first two columns are the same. Although no Liquidity Shares are issued if either 927,571 or 1,036,697 Common Shares are tendered, the percentage ownership will be different based on whether 927,571 or 1,036,697 Common Shares are tendered. Please revise accordingly.

52. The number of Liquidity Shares issued, as disclosed in the fourth and fifth tables, for all amounts tendered, except for 927,571; 1,036,697; and 1,803,607 Common Shares, does not appear to be accurate based on the formula set forth in Section 1.1(h) of the Business Combination Agreement, as amended. Please revise.

53. Item (i) to footnote (1) in the fourth and fifth tables and item (vii) to footnote 1 in the fifth table contradict the information presented in such tables. Please revise accordingly.

Exhibit (a)(5)(F)

54. Please expand your disclosure to provide management's assumptions which are significant to the projections in addition to the number of new store openings. See Item 10(b) of Regulation S-K.

55. Please expand your disclosure to provide net income (loss) per share or advise us why disclosure of per share information would not be of primary importance to investors. See Item 10(b) of Regulation S-K.

56. Please disclose the amount of estimated expenses of being a public company you have included in 2011 and 2012.

57. Please provide an estimate or range of the dollar amount of acquisition costs in footnote 4(c) to your table reconciling adjusted EBITDA to net income.

58. Please explain to us why you believe you have a reasonable basis to provide projections beyond the current year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

H. Christopher Owings
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP